Exhibit A

FORM OF AMENDMENT TO VOTING AND DISPOSITION AGREEMENT

This amendment (this “Amendment”) to that certain Voting and Disposition Agreement (the “Voting Agreement”) dated as of September 26, 2016, is entered into as of the ___ day of March, 2018 (the “Effective Date”) by and among PNBK Holdings LLC, a Delaware limited liability company (“Holdings”), PNBK Sponsor LLC, a Delaware limited liability company (“Sponsor”), Michael A. Carrazza, an individual (“Carrazza” and together with Holdings and Sponsor, the “PNBK Parties”), and Fabrizio Arengi Bentivoglio, an individual (“Bentivoglio”).

RECITALS:

WHEREAS, on September 26, 2016, PNBK Parties and Bentivoglio entered into the Voting Agreement, pursuant to which the PNBK Parties assigned to Bentivoglio all voting and dispositive power to 325,000 shares (the “Subject Shares”) of the issued and outstanding common stock of Patriot National Bancorp, Inc., a Connecticut corporation (“Patriot”), which were owned by Holdings.

WHEREAS, pursuant to Section 2 of the Voting Agreement, the Voting Agreement and the grant of voting and dispositive power of the Subject Shares shall be deemed automatically terminated upon Patriot having in excess of 750,000 “Publicly Held” shares (as defined in the applicable NASDAQ Continued Listing Standards), exclusive of the Subject Shares.

WHEREAS, in January, 2018,  Holdings distributed 840,000 shares of Patriot’s common stock to members of Holdings, which significantly increased the number of “Publicly Held” shares of Patriot; and

WHEREAS, as of the Effective Date, Patriot has approximately 1,283,924 “Publicly Held” shares;

NOW, THEREFORE, in consideration of the foregoing, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties, intending to be legally bound, agree as follows:

1.     Termination of Grant. The Voting Agreement and the grant of voting and dispositive power to the Subject Shares is hereby deemed terminated, effective immediately.

2.     Effect of Termination. As of the Effective Date, all voting and dispositive power over the Subject Shares shall, without any further action on the part of any party, be returned to the PNBK Parties and Bentivoglio shall cease to have any voting or dispositive power over the Subject Shares.

3.     Regulatory Filings. Bentivoglio hereby acknowledges and agrees that the PNBK Parties may prepare and file any and all filings required to be made in connection with this Amendment, including, but not limited to, state and federal securities or banking filings, as required.

4.     Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Amendment to be effective as of the Effective Date.

PNBK HOLDINGS LLC

By: PNBK Sponsor LLC, its Managing Member

By:

         Name: Michael A. Carrazza

         Title: Managing Member

PNBK SPONSOR LLC

By:

         Name: Michael A. Carrazza

         Title: Managing Member

Michael A. Carrazza

Fabrizio Arengi Bentivoglio